June 23, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (201) 236-2669

Kenneth T. Neilson
Chairman, President and Chief Executive Officer
Hudson United Bancorp
100 MacArthur Boulevard
Mahwah, NJ  07430

	Re:	Hudson United Bancorp
		Form 10-K for the year ended December 31, 2004
		File No. 1-08660

Dear Mr. Neilson:

	We have reviewed the above referenced filing, limiting our review to those issues addressed in our comment. Please provide us with the requested information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Please provide disclosures in your future filings that clarify the issues addressed in our comment.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements

Note 4 - Investment Securities, page 51

1. You state that you transferred $1.5 million of one investment security from the available-for-sale portfolio to the trading portfolio and recorded a gain of $1.3 million during the fiscal year ended December 31, 2004. You also state that these types of transfers are transacted on an infrequent basis by the Company. However, it appears that you transferred $133.5 million of investment securities from the available-for-sale portfolio to the trading portfolio and recorded gains of $3.4 million during the fiscal year ended December 31, 2003. Please tell us the following relative to these transactions:
* The specific facts and circumstances relevant to each of these transfers that caused you to effect each of these transfers;

* Why you consider these transfers to be "rare" in the context of paragraph 15 of SFAS 115 and Question 32 of the SFAS 115
Implementation Guide;

* Your views regarding the consequences of transferring securities from available-for-sale to trading status; and

* Why you believe that these transactions are appropriate in light of the facts and circumstances that caused you to effect each of these transfers.

*    *    *    *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comment and provide any requested information.
Please file your letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat at (202) 551-3485 or me at (202)
551-3490 if you have questions regarding our comments.



      Sincerely,


						Donald Walker
						Senior Assistant Chief Accountant


Kenneth T. Neilson
Hudson United Bancorp
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